Biostate AI, Incorporated

Consolidated Financial Statements

Years Ended December 31, 2025 and December 31, 2024

These financial statements have been prepared by management of Biostate AI Incorporated. They have not been audited, reviewed, or compiled by an independent certified public accountant. These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business. As discussed in Note 8, conditions exist that raise substantial doubt about the Company's ability to continue as a going concern.

Biostate AI, Incorporated
Unaudited Statement of Financial Position
As of December 31,

	2025	2024
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,348,306	$ 1,694,986
Trade accounts receivable	147,764	7,040
Other receivables	106,845	8,555
Prepaid expenses	30,178	42,733
Inventory	56,630	-
Total current assets	2,689,723	1,753,315
Non-current assets:		
Property, plant, and equipment, net of accumulated depreciation	1,309,084	1,200,791
Intangible assets, net of accumulated amortization	416,667	466,667
Long-term equity investments	70,425	-
Total non-current assets	1,796,175	1,667,458
TOTAL ASSETS	**$ 4,485,898**	**$ 3,420,773**
LIABILITIES AND EQUITY		
Current liabilities:		
Trade accounts payable	$ 1,136,925	$ 426,116
Accrued expenses	$ 1,090,822	$ 431,800
Deferred revenue	$ 238,978	$ 34,033
Other current liabilities	$ 17,132	$ 7,705
Current portion of notes payable	$ 17,778	$ 14,073
Total current liabilities	2,501,635	913,728
Long-term liabilities:		
Notes payable	$ 657,949	$ 673,323
Other long-term liabilities	$ 37,759	$ -
Future equity obligations	$ 369,880	$ 7,942,856
Total long-term liabilities	1,065,588	8,616,179
TOTAL LIABILITIES	3,567,223	9,529,907
Series A preferred stock	14,818,100	-
Shareholders' deficit:		
Class A common stock	20	20
Class B common stock	1,500	1,500
Additional paid in capital	2,074,482	131,802
Accumulated deficit	(16,124,184)	(6,242,456)
CTA	(43,319)	-
Non-controlling interest	192,075	-
TOTAL SHAREHOLDERS' DEFICIT	(13,899,426)	(6,109,134)
TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND SHAREHOLDERS' DEFICIT	**$ 4,485,898**	**$ 3,420,773**

The accompanying notes are an integral part of these consolidated financial statements.

Biostate AI, Incorporated
Unaudited Statement of Operations
For the years ended December 31,

	2025	2024
Revenue		
Sequencing services	$ 565,452	$ 66,700
Cost of revenue	690,981	104,466
Gross profit	**(125,529)**	**(37,766)**
Operating expenses		
Research and development	4,715,436	1,695,141
Sales and marketing	1,207,526	360,699
General and administrative	3,580,170	3,197,313
Depreciation and amortization	160,596	75,177
Total operating expenses	**9,663,727**	**5,328,330**
Loss from operations	**(9,789,257)**	**(5,366,096)**
Other income (expenses)		
Other expenses	(19,597)	-
Interest expense	(50,612)	(39,481)
Taxes other than income tax	(22,262)	(2,032)
Loss before income taxes	**(9,881,728)**	**(5,407,609)**
Income tax expense	$ -	$ -
Net loss	**$ (9,881,728)**	**$ (5,407,609)**
Other comprehensive loss		
Foreign currency translation adjustment	(43,319)	-
Comprehensive loss	**(9,925,047)**	**(5,407,609)**
Net loss attributable to common shareholders	(9,881,728)	(5,407,609)
Net loss attributable to non-controlling interest	-	-

Biostate AI, Incorporated
Unaudited Statement of Changes in Shareholders' Deficit
For the years ended December 31,

	Redeemable Convertible Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Non-controlling Interest	Total Shareholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount					
Beginning balance at 12/31/2023	-	-	200,000	20	15,000,000	1,500	74,280	(834,847)	-	-	(759,047)
Stock-based compensation	-	-	-	-	-	-	57,522	-	-	-	57,522
Net loss	-	-	-	-	-	-	-	(5,407,609)	-	-	(5,407,609)
Ending balance 12/31/2024	**-**	**-**	**200,000**	**20**	**15,000,000**	**1,500**	**131,802**	**(6,242,456)**	**-**	**-**	**(6,109,134)**
Stock-based compensation	-	-	-	-	-	-	170,688	-	-	-	170,688
Conversion of future equity obligations into redeemable convertible preferred Series A	8,311,998	10,057,000	-	-	-	-	-	-	-	-	-
Issuance of redeemable convertible preferred Series A, net	2,609,595	4,973,888	-	-	-	-	-	-	-	-	-
Exercise of Series A-4 warrants	440,000	440									
Share issuance costs		(213,228)									
Capital contribution from non-controlling interest	-	-	-	-	-	-	1,771,992	-	-	192,075	1,964,067
Other comprehensive loss	-	-	-	-	-	-	-	-	(43,319)	-	(43,319)
Net loss	-	-	-	-	-	-	-	(9,881,728)	-	-	(9,881,728)
Ending balance 12/31/2025	**11,361,593**	**14,818,100**	**200,000**	**20**	**15,000,000**	**1,500**	**2,074,482**	**(16,124,184)**	**(43,319)**	**192,075**	**(13,899,426)**

Biostate AI, Incorporated
Unaudited Statement of Cash Flows
For the years ended December 31,

	2025	2024
Cash Flows From Operating Activities:		
Net Loss	$ (9,881,728)	$ (5,407,609)
Items not affecting cash:		
Depreciation and amortization	160,596	75,177
Stock-based compensation	170,688	57,522
	(9,550,444)	(5,274,910)
Changes in non-cash working capital:		
Accounts receivable	(140,724)	(15,595)
Other receivables	(98,290)	-
Prepaid expenses	12,555	(38,345)
Inventory	(56,630)	-
Accounts payable and accrued liabilities	1,584,203	680,629
	(8,249,330)	(4,648,221)
Cash Flows From Investing Activities:		
Acquisition of property	-	(859,208)
Acquisition of equipment	(218,763)	(813,573)
Long-term equity investments	(70,425)	-
	(289,188)	(1,672,781)
Cash Flows From Financing Activities:		
Proceeds from issuance of redeemable convertibel preference shares	4,973,888	-
Share issue costs	(98,644)	-
Proceeds from future equity obligations, net	2,369,880	6,804,894
Proceeds from long-term borrowings	37,759	696,000
Repayment of notes payable	(11,669)	(8,604)
Capital contribution from non-controlling interest	1,964,067	-
	9,235,281	7,492,290
Effect of exchange rate changes on cash and cash equivalents	(43,444)	-
Net Increase In Cash	653,319	1,171,288
Cash at Beginning of Year	1,694,986	523,699
Cash at End of Year	$ 2,348,306	$ 1,694,987

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Biostate AI, Incorporated (the "Company") was formed in Delaware on June 14, 2023. The Company is focused on building next-generation molecular data infrastructure by integrating proprietary wet-lab sequencing technologies with artificial intelligence-driven analytical platforms. These solutions are tailored for academic institutions, hospitals, emerging biotech startups, and pharmaceutical companies seeking precise, data-driven insights for research and patient care and support early disease detection and precision medicine applications through high-quality molecular data generation and advanced analytics. The Company has financed its operations primarily through the issuance of redeemable convertible preferred stock, with the majority of funding to date raised through the completion of its Series A equity financing during the year ended December 31, 2025 (see Note 6).

The Company's headquarters are located in Houston, Texas. The Company conducts operations in the United States and internationally. During the year ended December 31, 2025, the Company generated revenue from customers located in the United States and China.

The Company operates through a combination of wholly owned subsidiaries, majority-owned subsidiaries, joint ventures, and contractual arrangements.

Subsidiaries and Other Entities

As of the reporting date, the Company's structure includes:

Geras Biofarms, LLC (United States)

A single-member limited liability company that is a wholly owned subsidiary formed to hold real estate and supporting operations. During 2024, the subsidiary acquired a facility in Houston, Texas intended to support ISO 13485-compliant manufacturing and related operations.

K-Dense, Inc. (United States)

A wholly owned subsidiary focused on developing artificial intelligence-driven data analysis platforms.

Bayosthiti Pvt Ltd (India)

A majority-owned subsidiary responsible for operations in the Indian market. The Company consolidates this entity as it has a controlling financial interest of approximately 90%.

Wuhan Baiasheng Intelligent Medical Technology ("Baisheng") (China)

A joint venture established with Kindstar Global, in which the Company owns 49% and Kindstar Global owns 51%. The Company does not exercise control over this entity and accounts for its investment under the equity method of accounting in accordance with ASC 323. As of December 31, 2025, the carrying value of the Company's investment in Baisheng was $70,425 (2024: $nil).

Shanghai Biosheng Intelligent Company ("Baiaosheng") (China)

The Company does not hold equity ownership in Baiaosheng. However, through contractual arrangements, the Company has obtained decision-making authority over key operating activities and rights to economic benefits. Baiaosheng has been determined to be a variable interest entity ("VIE") under ASC 810, and the Company is the primary beneficiary. Accordingly, Baiaosheng is consolidated in the Company's financial statements (see Note 2).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

The Company evaluates its interests in other entities in accordance with ASC 810, *Consolidation*, including the evaluation of variable interest entities.

Going Concern

In accordance with ASC 205-40, *Presentation of Financial Statements — Going Concern*, management evaluates at each annual and interim reporting period whether conditions and events raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are available to be issued.

Conditions Raising Substantial Doubt

The Company is an early-stage life sciences and technology company that has not yet achieved profitability. For the year ended December 31, 2025, the Company incurred a net loss of $9,881,728 and generated revenues of $565,452. As of December 31, 2025, the Company had an accumulated deficit of approximately $16,124,184 and cash and cash equivalents of $2,348,306 Net cash used in operating activities for the year ended December 31, 2025 was $8,249,330. These conditions raise substantial doubt about the Company's ability to continue as a going concern within twelve months of the financial statement issuance date.

Management's Plans

Management has taken and is continuing to take the following steps to address the conditions raising substantial doubt:

- *Completed Series A Financing*: In April 2025, the Company closed its Series A preferred stock financing, raising aggregate gross proceeds of approximately $15.0 million, inclusive of the conversion of $10,057,000 of previously outstanding SAFE obligations and $4,974,000 in new cash investment. The Company believes the proceeds from the Series A financing provide a runway to fund planned operations for a portion of the period under evaluation.
- *Revenue Growth*: The Company is actively expanding its commercial operations and pipeline.
- *Cost Management*: Management continues to actively manage its operating cost structure.
- *Additional Financing*: Management is pursuing additional sources of capital.

Conclusion

Management's plans described above have not been fully implemented as of the financial statement issuance date and are subject to inherent uncertainties, including the Company's ability to achieve projected revenue growth, successfully close additional financing, and manage its operating cost structure. Substantial doubt about the Company's ability to continue as a going concern within twelve months of the financial statement issuance date has not been alleviated. The accompanying consolidated financial statements have been prepared on a going concern basis and do not include any adjustments that might result in the event the Company is unable to continue as a going concern.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its controlled subsidiaries. Entities in which the Company has a controlling financial interest are consolidated. All significant intercompany balances and transactions have been eliminated in consolidation.

The following entities are consolidated:

- Geras Biofarms, LLC (wholly owned)
- K-Dense (wholly owned)
- Bayosthiti (majority-owned subsidiary)
- Baiaosheng (VIE for which the Company is the primary beneficiary)

Investments in entities in which the Company does not have a controlling financial interest but has significant influence, including Baisheng (49% ownership), are accounted for under the equity method.

Non-controlling interests represent the portion of equity in consolidated subsidiaries not attributable to the Company and are presented separately within equity in the consolidated financial statements.

Variable Interest Entities

The Company evaluates whether an entity is a variable interest entity ("VIE") and whether the Company is the primary beneficiary of such VIE in accordance with ASC 810.

An entity is considered a VIE if it lacks sufficient equity at risk to finance its activities without additional subordinated financial support or if the equity holders as a group lack the characteristics of a controlling financial interest.

A VIE is consolidated by its primary beneficiary. The primary beneficiary is the party that:

1. Has the power to direct the activities of the VIE that most significantly impact the VIE's economic performance; and
2. Has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE.

The Company has contractual arrangements with Baiaosheng in China that provide the Company with decision-making authority over significant operating activities and rights to economic benefits. Although the Company does not hold equity ownership in Baiaosheng, management has determined that the Company is the primary beneficiary of Baiaosheng. Accordingly, Baiaosheng is consolidated in the Company's consolidated financial statements.

The assets of Baiaosheng may only be used to settle obligations of Baiaosheng and do not have recourse to the general credit of the Company, except to the extent of the Company's contractual commitments, if any.

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Inventory

Inventories are stated at the lower of cost and net realizable value in accordance with ASC 330, *Inventory*. Cost is determined using the first-in, first-out method. Inventory consists primarily of sequencing consumables and kits. Net realizable value is the estimated selling price in the ordinary course of business less reasonably predictable costs of completion and disposal. The Company regularly reviews inventory for excess, obsolete, or impaired quantities.

Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:
Level 1: defined as observable inputs such as quoted prices in active markets
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue primarily through sequencing service arrangements for which the Company's performance obligation is satisfied and revenue is recognized upon delivery of results to the customer.

Amounts billed or received from customers prior to the satisfaction of performance obligations are recorded as deferred revenue on the consolidated balance sheet. As of December 31, 2025, deferred revenue totaled $238,978 (2024: $34,033), representing advance payments for sequencing orders not yet fulfilled.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment, there was no impairment for the years ended December 31, 2024 and 2025.

Intangible Assets

Intangible assets that are acquired or licensed are recorded at cost and amortized on a straight-line basis over their estimated useful lives in accordance with ASC 350, *Intangibles — Goodwill and Other*. The Company reviews intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying amount exceeds the estimated future undiscounted cash flows, an impairment loss is recognized equal to the difference between the carrying amount and the fair value of the asset.

As of December 31, 2025, intangible assets consist of a technology license with a gross carrying value of $500,000, accumulated amortization of $83,333, and a net carrying value of $416,667. The license is amortized over its estimated useful life of ten years. Annual amortization expense is expected to be $50,000 for each of the next 8.3 fiscal years.

Equity Method Investments

The Company accounts for investments in entities over which it has significant influence, but not a controlling financial interest, using the equity method of accounting in accordance with ASC 323, *Investments — Equity Method and Joint Ventures*. Significant influence is generally presumed to exist when the Company holds between 20% and 50% of the voting stock of the investee.

Under the equity method, the investment is initially recorded at cost. The carrying value is subsequently adjusted to recognize the Company's proportionate share of the investee's net income or loss, with a corresponding amount recognized in the consolidated statements of operations. Dividends or distributions received from the investee reduce the carrying value of the investment. The Company evaluates its equity method investments for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

As of December 31, 2025, the Company's equity method investment consists of its 49% ownership interest in Baisheng, a joint venture established with Kindstar Global. The carrying value of this investment was $70,425 as of December 31, 2025 (2024: $nil).

Deferred Revenue

Deferred revenue represents amounts billed to or collected from customers for which the related performance obligations have not yet been satisfied. Deferred revenue expected to be recognized within twelve months of the balance sheet date is classified as a current liability. As of December 31, 2025 and 2024, deferred revenue was $238,978 and $34,033, respectively, and is classified entirely as current.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2023. The Company accounts for equity-based compensation in accordance with ASC 718, *Compensation — Stock Compensation*. The Company measures the fair value of stock options on the grant date using the Black-Scholes option pricing model. Compensation expense is recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the award. The Company estimates forfeitures at the time of grant and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. Equity-based compensation expense is classified within the same income statement line item as the cash compensation paid to the recipient.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities. The costs include direct costs for salaries and benefits, materials, contract services and other outside costs.

Advertising

Advertising and marketing costs are expensed as incurred in accordance with ASC 720-35.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that the Company believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the

Company determine that the Company would be able to realize our deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) the Company determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States, California, Massachusetts, New York, New York City, and Texas. The Company is also subject to income taxation in India and the People's Republic of China through its consolidated subsidiaries and contractual arrangements. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards, which approximate its accumulated deficit as of December 31, 2025. Deferred tax assets resulting from NOLs have not been recognized due to the uncertainty of future positive taxable income sufficient to utilize the NOL.

Foreign Currency Translation

The Company's reporting currency is the U.S. dollar. The financial statements of the Company's foreign subsidiaries are translated into U.S. dollars in accordance with ASC 830, *Foreign Currency Matters*. Assets and liabilities of foreign operations are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average exchange rates prevailing during the reporting period. Translation adjustments resulting from this process are recorded as a component of accumulated other comprehensive income (loss) within shareholders' equity.

Foreign currency transaction gains and losses, which arise from transactions denominated in a currency other than the functional currency of the transacting entity, are recognized in the consolidated statements of operations in the period incurred.

Recent Accounting Pronouncements

Recently Adopted Standards

The FASB issued ASU 2022-03, *Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions*, which clarifies that a contractual restriction on the sale of an equity security is not considered in measuring fair value and requires certain disclosures for equity securities subject to such restrictions. The standard became effective for the Company for annual periods beginning after December 15, 2024. Adoption did not have a material impact on the Company's consolidated financial statements.

The FASB also issued ASU 2024-02, *Codification Improvements*, which removes references to various FASB Concepts Statements throughout the FASB Accounting Standards Codification. The standard became effective for all entities for annual periods beginning after December 15, 2024. Adoption did not have a material impact on the Company's consolidated financial statements.

Biostate AI, Incorporated
Notes to the unaudited consolidated financial statements

Standards Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires disaggregated disclosure of an entity's effective tax rate reconciliation and enhanced disclosure of income taxes paid. The standard is effective for the Company for annual periods beginning after December 15, 2025, with early adoption permitted. The Company is currently evaluating the effect of adopting this standard on its financial statement disclosures; given the Company's current net operating loss position and minimal income tax expense, the impact is not expected to be material.

In March 2024, the FASB issued ASU 2024-01, *Compensation — Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards*, which clarifies how an entity should determine whether a profits interest or similar award is within the scope of ASC 718. The standard is effective for the Company for annual periods beginning after December 15, 2025, with early adoption permitted. The Company is currently evaluating the applicability and potential impact of this standard.

In November 2024, the FASB issued ASU 2024-03, *Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40)*, which requires disaggregation of certain income statement expense line items, including purchases of inventory, employee compensation, depreciation, amortization, and depletion. The standard is effective for the Company for annual periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the effect of adopting this standard on its financial statement disclosures.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31, 2024, the Company entered into a technology license agreement with Pupil Bio, Inc. ("Pupil"), an entity founded by the Company's Chief Executive Officer. Pursuant to the agreement, the Company paid $500,000 in exchange for a license to Pupil's DIMPLE systems and methods for primer design. The licensed technology is recorded as an intangible asset on the consolidated balance sheet. As of December 31, 2025, the net carrying value of the intangible asset was $416,667, net of accumulated amortization of $83,333 (see Note 2 — Intangible Assets).

There were no other related party transactions requiring disclosure during the years ended December 31, 2025 and 2024.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with, nor aware of, any pending or threatening litigation against the Company or any of its officers. The Company is currently in compliance with all relevant laws and regulations.

Rent and Lease

Effective December 1, 2025, the Company entered into two membership agreements for laboratory and office workspace, both located at 7505 Fannin Street, Suite 610, Houston, Texas, each running through November 30, 2026:

- A membership agreement with CUBiO Innovation Hub for dry and wet laboratory workspace for total contract commitment of $60,000.
- A membership agreement with The Nomad Net LLC (Nomad Network) for private office and laboratory workspace for a total contract commitment of $118,200.

Both agreements are structured as membership services arrangements and do not convey the right to control a specific identified asset; accordingly, neither qualifies as a lease under ASC 842 and costs are expensed as incurred. As of December 31, 2025, the remaining combined commitment under these agreements was $163,350.

License Agreement — California Institute of Technology

Effective June 21, 2024, the Company entered into an exclusive, worldwide license agreement with the California Institute of Technology ("Caltech") for certain exclusively licensed patent rights in all fields (the "Caltech License"). The Caltech License grants the Company rights to research, develop, commercialize, make, use, sell, and otherwise exploit products and services covered by the licensed patent rights.

The Company is obligated to pay Caltech annual minimum royalties ("AMR") regardless of revenues, on the following schedule:

Calendar Year	AMR Amount
2025	$10,000
2026	$25,000
2027 and thereafter	$50,000

AMR payments are due thirty (30) days after the end of each calendar year. The AMR for calendar year 2025 of $10,000 is due January 30, 2026 and has been accrued as of December 31, 2025. If annual gross revenues exceed $100,000,000, the AMR increases to $100,000 per year.

In addition, upon the generation of revenue from licensed products, the Company will be obligated to pay Caltech royalties of 2% of net revenues (or 1% for FDA-approved licensed products) and 20% of any sublicensing revenue. As of December 31, 2025, no revenue attributable to licensed products has been generated; accordingly, no revenue-based royalties have been accrued. Royalties paid under the revenue-based provisions are creditable against the AMR for the applicable year.

The Company is also obligated to reimburse Caltech for ongoing patent prosecution and maintenance costs as incurred.

NOTE 5 — LIABILITIES AND DEBT

Notes Payable

During 2024, the Company, through its wholly owned subsidiary Geras Biofarms, LLC, acquired a facility in Houston, Texas for $870,000. On April 17, 2024, the Company entered into a commercial mortgage loan with Capital Bank in the original principal amount of $696,000, secured by the Houston facility. The loan has a 20-year term, bearing interest at a fixed rate of 8.75% per annum for the first five years, after which the rate converts to a market-based variable rate. As of December 31, 2025, the outstanding principal balance was $675,727, of which $17,778 is classified as current and $657,949 as long-term on the consolidated balance sheet.

Scheduled principal repayments on the note payable are as follows:

Year Ending December 31,	Amount
2026	$17,778
2027	$16,795
2028	$18,181
2029	$20,027
2030	$21,878
Thereafter	$581,068
Total	**$675,727**

Future Equity Obligations — Simple Agreements for Future Equity

As of December 31, 2025, the Company has outstanding Simple Agreements for Future Equity ("SAFEs") which were issued subsequent to the Series A conversions with an aggregate carrying value of $369,880. SAFEs obligate the Company to issue equity to the holders upon the occurrence of a qualifying equity financing, change of control, or liquidity event, at a conversion price based on either a valuation cap or a discount to the price paid by new investors, as specified in each agreement. The SAFEs do not bear interest and do not have a stated maturity date. Because the SAFEs contain conversion features that could result in cash settlement in certain scenarios, they are classified as liabilities in accordance with ASC 480-10-25. The outstanding SAFEs as of December 31, 2025 have a valuation cap of $100 million and a discount rate of 20%.

Redeemable Convertible Preferred Stock — Series A

Pursuant to the Amended and Restated Certificate of Incorporation filed with the State of Delaware on April 29, 2025 (the "Certificate"), the Company is authorized to issue 67,944,746 total shares of capital stock, comprising multiple series of Preferred Stock and Common Stock. The Company has designated five series of Preferred Stock (Series A, A-1, A-2, A-3, and A-4) with original issue

Biostate AI, Incorporated
Notes to the unaudited consolidated financial statements

prices of $1.9060, $0.7059, $1.0589, $1.4118, and $0.001 per share, respectively. As of December 31, 2025, the aggregate carrying value of issued and outstanding Redeemable Convertible Preferred Stock was $14,818,100, presented in mezzanine equity on the consolidated balance sheet.

The rights, preferences, and privileges of the Redeemable Convertible Preferred Stock are summarized as follows:

Conversion. Each share of Preferred Stock is convertible, at the option of the holder, at any time and without the payment of additional consideration, into a number of fully paid and non-assessable shares of Class A Common Stock calculated by dividing the applicable Original Issue Price by the then-effective Conversion Price. The initial Conversion Price for each series equals its respective Original Issue Price, resulting in an initial 1-for-1 conversion ratio. The Conversion Price is subject to broad-based weighted-average anti-dilution adjustment in the event the Company issues additional shares of Common Stock (or securities deemed to be Common Stock) at a price below the then-effective Conversion Price of any series, subject to customary exceptions for employee equity awards, strategic partnerships, and other Exempted Securities as defined in the Certificate.

All outstanding shares of Preferred Stock will automatically convert into Class A Common Stock, at the then-effective conversion rate, upon the earliest to occur of: (i) the closing of a firm-commitment underwritten public offering of Class A Common Stock resulting in gross proceeds to the Company of at least $50,000,000 and listing on the Nasdaq Stock Market, New York Stock Exchange, or another exchange approved by the Requisite Directors (a "Qualified IPO"), or a Reverse Merger as defined in the Certificate; or (ii) the date and time, or occurrence of an event, specified by vote or written consent of the Requisite Holders of Preferred Stock.

Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company, or upon the occurrence of a Deemed Liquidation Event (including any merger or consolidation in which the Company's pre-transaction stockholders do not retain a majority of the surviving entity's voting power, any sale or transfer of substantially all of the Company's assets, or an exclusive license of substantially all of the Company's intellectual property), each holder of Preferred Stock is entitled to receive, on a pari passu basis with all other series of Preferred Stock and prior and in preference to any distribution to holders of Common Stock, an amount per share equal to the greater of: (i) the applicable Original Issue Price plus any declared but unpaid dividends on such share, or (ii) the amount such holder would receive if such share were converted into Class A Common Stock immediately prior to such event. Following the full payment of the liquidation preference to all holders of Preferred Stock, any remaining assets of the Company legally available for distribution are distributed ratably to the holders of Class A and Class B Common Stock.

The Deemed Liquidation Event provisions of the Certificate give preferred stockholders the ability to require cash settlement of their shares upon a change-of-control transaction outside the Company's control. Accordingly, in accordance with ASC 480-10-S99 and SEC guidance on mezzanine equity classification, all series of Preferred Stock are classified outside of permanent stockholders' equity on the consolidated balance sheet.

Dividends. Dividends on the Preferred Stock are non-cumulative and are payable only when, as, and if declared by the Board of Directors out of funds legally available therefor. No dividends on the Preferred Stock have been declared or paid during the year ended December 31, 2025, or in any prior period.

Voting. Each holder of Preferred Stock is entitled to cast a number of votes equal to the number of whole shares of Class A Common Stock into which such holder's Preferred Stock is then convertible, voting together with the holders of Common Stock as a single class on an as-converted basis. In addition, so long as at least 3,410,281 shares of Preferred Stock remain outstanding (subject to equitable adjustment for stock splits, combinations, and similar recapitalizations), the holders of Preferred Stock, voting together as a separate class on an as-converted to Common Stock basis, are entitled to elect one director of the Company (the "Preferred Director"). The holders of Class A Common Stock, voting as a separate class, are entitled to elect two directors, and all stockholders, voting together on an as-converted basis, elect the remaining At-Large Directors. Certain significant corporate actions require the prior written consent or affirmative vote of the Requisite Holders, including without limitation: any liquidation, dissolution, or Deemed Liquidation Event; amendments to the Certificate or Bylaws that adversely affect the rights of the Preferred Stock; mergers, consolidations, or reorganizations; issuances of capital stock ranking senior to or pari passu with the Preferred Stock; and incurrence of indebtedness for borrowed money in excess of $250,000 (subject to customary exceptions for equipment leases and trade payables incurred in the ordinary course of business).

Redemption. Other than in connection with a Deemed Liquidation Event (as described above under Liquidation Preference), the Preferred Stock is not redeemable at the option of the holder or the Company. No holder of Preferred Stock has the unilateral right to demand cash redemption at any time. Because the Preferred Stock is redeemable upon the occurrence of events not solely within the Company's control (specifically, the Deemed Liquidation Event provisions of the Certificate), the Preferred Stock is presented in the mezzanine section of the consolidated balance sheet in accordance with ASC 480-10-S99. The Preferred Stock is carried at the proceeds received, net of issuance costs of $213,228. No subsequent accretion has been recorded as no redemption event is currently probable.

NOTE 6 — EQUITY

Authorized Capital Structure

Pursuant to the Amended and Restated Certificate of Incorporation filed with the State of Delaware on April 29, 2025, the Company is authorized to issue 67,944,746 total shares of capital stock, comprising Class A Common Stock (37,372,187), Class B Common Stock (15,000,000), and five series of Redeemable Convertible Preferred Stock (15,572,559).

Common Stock — Class A and Class B

The Company has two authorized classes of common stock with identical economic rights but differentiated voting rights. Prior to the closing of a Qualified IPO, each share of Class A Common Stock and each share of Class B Common Stock entitles the holder to one (1) vote

Biostate AI, Incorporated
Notes to the unaudited consolidated financial statements

per share on all matters submitted to a vote of stockholders. Upon and after the closing of a Qualified IPO, each share of Class A Common Stock continues to carry one (1) vote per share, while each share of Class B Common Stock will carry ten (10) votes per share. Both classes vote together as a single class on all matters, including the election of directors, except as otherwise required by law or the Certificate of Incorporation. There is no cumulative voting. As of December 31, 2025, the Company has not completed a Qualified IPO; accordingly, Class A and Class B Common Stock each carry one (1) vote per share. All shares of Preferred Stock are convertible into, and vote on an as-converted basis into, shares of Class A Common Stock, as described in Note 5.

As of December 31, 2025, 220,000 shares of Class A Common Stock and 15,000,000 shares of Class B Common Stock were issued and outstanding.

Founders' Restricted Stock

In connection with the formation of the Company, the founders received an aggregate of 15,000,000 shares of Class B Common Stock (the "Founders' Shares") in June 2023 at a price of $0.005 per share, for aggregate consideration of $75,000. The Founders' Shares are subject to vesting schedules commencing November 22, 2024. As of December 31, 2025, 7,031,236 shares had vested and 7,968,764 shares remained unvested and subject to the Company's right of repurchase.

Additionally, 200,000 shares of Class A Common Stock were issued in June 2023 at $0.004 per share, subject to a four-year monthly vesting schedule with a one-year cliff commencing January 1, 2024. As of December 31, 2025, 104,166 shares had vested and 95,834 shares remained unvested.

Simple Agreements for Future Equity — Conversion

From August 2023 through March 2025, the Company raised aggregate gross proceeds of $10,057,000 through the issuance of thirteen Simple Agreements for Future Equity ("SAFEs") to investors. The SAFEs did not bear interest and had no stated maturity date. Each SAFE obligated the Company to issue equity to the holder upon a qualifying equity financing or liquidity event, at a conversion price determined by reference to a valuation cap or a 20% discount to the price paid by new investors (whichever resulted in a lower conversion price), as set forth in each agreement.

The SAFE tranches and their key terms are summarized below:

Tranche	Issue Period	Aggregate Proceeds	Valuation Cap	Discount
Tranche 1	Aug – Nov 2023	$1,100,000	$20,000,000	20%
Tranche 2	Jan – Jun 2024	$3,290,000	$30,000,000	20%
Tranche 3	Sep – Nov 2024	$3,667,000	$40,000,000	20%
Tranche 4	Mar 2025	$2,000,000	$50,000,000	—
Total		**$10,057,000**		

Biostate AI, Incorporated
Notes to the unaudited consolidated financial statements

Upon the closing of the Series A financing on April 29, 2025, all thirteen outstanding SAFEs automatically converted into shares of Redeemable Convertible Preferred Stock at the conversion prices determined under each respective agreement. The SAFEs were reclassified from liabilities (Future Equity Obligations) to mezzanine equity at their respective carrying values on the date of conversion. The aggregate carrying value at conversion was $9,942,856, reflecting gross proceeds of $10,057,000 net of $114,144 in issuance costs previously charged against the SAFE liability balances. The conversion resulted in the issuance of the following preferred shares:

Preferred Series	OIP Per Share	Shares Issued on Conversion	SAFE Proceeds Converted
Series A	$1.9060	1,049,317	$2,000,000
Series A-1	$0.7059	1,558,294	$1,100,000
Series A-2	$1.0589	3,106,995	$3,290,000
Series A-3	$1.4118	2,597,392	$3,667,000
Total		**8,311,998**	**$10,057,000**

Redeemable Convertible Preferred Stock — Series A Financing

Concurrently with the SAFE conversion on April 29, 2025, the Company raised $4,874,804 in new cash through the issuance of 2,609,595 additional shares of Series A Preferred Stock at $1.9060 per share in a private placement to accredited investors. Additionally, in connection with the Series A closing, previously outstanding warrants to acquire 440,000 shares of Series A-4 Preferred Stock were exercised at a nominal exercise price of $0.001 per share ($440 aggregate).

The following table summarizes the Redeemable Convertible Preferred Stock issued and outstanding as of December 31, 2025:

Series	OIP Per Share	Shares Issued & Outstanding	Cash Proceeds	SAFE Proceeds Converted	Total Carrying Value
Series A	$1.9060	3,658,912	$4,973,888	$2,000,000	$6,973,888
Series A-1	$0.7059	1,558,294	—	$1,100,000	$1,100,000
Series A-2	$1.0589	3,106,995	—	$3,290,000	$3,290,000
Series A-3	$1.4118	2,597,392	—	$3,667,000	$3,667,000
Series A-4	$0.001	440,000	$440	—	$440
Total		**11,361,593**	**$4,974,328**	**$10,057,000**	**$15,031,328**
Less: issuance costs					($213,228)
Net carrying value					**$14,818,100**

20

The Preferred Stock is carried at the proceeds received, net of issuance costs, without subsequent accretion, as no redemption event is probable. The rights, preferences, and privileges of the Preferred Stock are described in Note 5.

NOTE 7 — SUBSEQUENT EVENTS

The Company has evaluated subsequent events from December 31, 2025 through March 23, 2026, which represents the date through which management has evaluated events and transactions for potential recognition or disclosure in accordance with ASC 855, *Subsequent Events.*

The Company is not aware of any other subsequent events that would require recognition or additional disclosure in the accompanying consolidated financial statements.

NOTE 8 — GOING CONCERN